Mail Stop 6010


      March 2, 2006


Mr. Paul Tufano
Chief Financial Officer
Solectron Corporation
847 Gibraltar Drive
Milpitas, CA  95035

	Re:	Solectron Corporation
      Form 10-K for the Fiscal Year Ended August 26, 2005
      Form 10-Q for the Quarter Ended November 25, 2005
      File No.  001-11098

Dear Mr. Tufano:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those items we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-K for the Fiscal Year Ended August 26, 2005

Selected Financial Data, page 13

1. Revise in future filings to briefly highlight and describe to the reader in a narrative discussion preceding the table or in notes to the table those material items, such as discontinued operations, restructuring charges, and impairment charges that affect the comparability of the information reflected in selected financial data. Refer to Item 301 of Regulation S-K.

Management`s Discussion and Analysis, page 14

-Critical Accounting Policies and Estimates, page 16

2. Revise this section in future filings to follow the guidance
provided in FR-60 and FR-72.   In addition to identifying in MD&A
all
significant estimates, include a discussion of the methodology used by management in determining these particular estimates and the likelihood that materially different amounts would be reported under different conditions or using different methods. Your discussion should not merely repeat the information included in your significant accounting policies.

Results of Operations for Fiscal Years 2005, 2004 and 2003, page
20

-Gross Profit - Continuing Operations, page 22

3. You state that gross profit varies from period to period and is affected by a number of factors including product mix, production efficiencies, component costs and delivery linearity, product life cycles, unit volumes, expansion and consolidation of manufacturing facilities, utilization of manufacturing capacity, pricing, competition, and unanticipated inventory charges. It is unclear from the paragraphs that follow in this section how you have explained these changes that occurred for the periods being compared.
Revise
your MD&A in future filings to discuss in detail those items that impact the comparisons of the income statement line item cost of sales/gross profit as a dollar change and as a change in terms of percent of sales. We refer you to the guidance in Item 303 of Regulation S-K and our interpretive release titled, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial
Condition and Results of Operations."

-Selling, General and Administrative Expenses - Continuing
Operations, page 22

4. You state that the overall dollar decrease in selling, general and administrative expenses was the result of reduced headcount, full realization of cost reduction initiatives and restructuring activities that began in fiscal year 2003 plus reductions in bad debt expense offset by costs for Sarbanes-Oxley compliance. In those instances where you state that a change is primarily attributable to more than one cause, discuss and quantify the impact of all causes on operations. Avoid just listing causes for an increase/decrease in a particular line item on your income statement. Please revise your MD&A in future filings to provide a meaningful discussion of each increase/decrease in selling, general and administrative expenses along with the related dollar impact for those periods being compared.

-Restructuring and Impairments Costs-Continuing Operations, page
22

5. We note, as disclosed in a Form 8-K filed in April 2005, that you approved a restructuring plan with charges estimated to range between
$100-115 million. You further state these charges are to be taken to further consolidate facilities, reduce the workforce in Europe and North America and impair certain long-lived assets. Tell us and disclose in MD&A in future filings the following in regards to your
2005 restructuring plan:

* Per footnote 1 of SFAS 146, a restructuring is defined as a program that is planned and controlled by management and materially changes either (a) the scope of a business undertaken by an enterprise, or
(b) the manner in which that business is conducted. A restructuring includes the sale or termination of a line of business, the closure of business activities from one location to another, changes in management structure, and a fundamental reorganization that affects the nature and focus of operations. Based on your current disclosure on page 22, it is unclear as to management`s plans and how you have met the definition of restructuring. Please advise us and revise your disclosure in future filings as necessary.

* Discuss the events and decisions which gave rise to the restructuring.

* Specifically, identify those facilities that you have consolidated or plan to consolidate.

* The total reduction in workforce in Europe and North America, how much reduction has occurred to date and how much further headcount reductions in Europe and North America should be attained.

* A description of the impaired long-lived assets and the facts and circumstances leading to the impairment in certain long-lived assets and the facility in Japan. Disclose the proceeds received from the sale of the facility and any gain or loss reflected on the sale.

Refer to the guidance in SFAS 146 and SAB Topic 5-P.



Consolidated Financial Statements, page 37

Consolidated Statements of Cash Flows, page 41

6. We believe your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 because (i) your use of the indirect method of determining cash flows from operating activities begins with net loss from continuing operations rather than net loss as required by SFAS 95, paragraph 28; and (ii) you present the combined operating, investing, and financing cash flows of discontinued operations as a single amount as supplemental disclosures rather than classifying discontinued operations cash flows by activity - operating, investing, and financing - within the body of the cash flow statement itself (i.e. not as supplemental disclosure) as required by SFAS 95, paragraph 26. While we do not believe your presentation complies with SFAS 95, we will not object if you retroactively modify your presentation similar to a change in accounting method (without referring to the correction of an error) provided that you comply with the following:
* You change your presentation to address the points noted above and to comply with SFAS 95 in your next periodic report filed subsequent to February 15, 2006. If you expect to request effectiveness of a registration statement or mail a transactional proxy statement prior to filing this periodic report, you should include the changed presentation as well as the annual cash flow information requested below in that registration/proxy statement prior to effectiveness.
* You label either the column heading or the marginal heading as "revised" or "restated." Characterizing the modification as "reclassified" will not suffice.
* You make specific and prominent footnote disclosure to the effect that you have separately disclosed the operating, investing and financing portions of the cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.
* Since your next periodic report is a Form 10-Q, you quantify and present separate totals of operating, investing and financing cash flows from discontinued operations for the most recently completed three fiscal years.
* Please ensure that you comply with the requirement in SFAS 95, paragraph 7 that the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statements of cash flows are the same amounts presented as cash and cash equivalents on the balance sheets. If the "current assets of discontinued operations," which you present as a single amount on your balance sheet includes cash and cash equivalents, one way you can comply with
SFAS 95, paragraph 7 is to separately quantify on the face of the statement of cash flows the portion of each of (i) net decrease in cash and cash equivalents; (ii) cash and cash equivalents at the beginning of the period, and (iii) cash and cash equivalents at the end of the period attributable to continuing operations and the portion attributable to discontinued operations. The amount of cash and cash equivalents included within "current assets of discontinued operations" on the balance sheet may be shown parenthetically or as a single line on the balance sheet.
Notes to Consolidated Financial Statements, page 42

Note 1.  Summary of Significant Accounting Policies, page 42

-Revenue Recognition, page 44

7. Your revenue recognition policy appears somewhat vague and generic. Please revise in future filings to indicate the nature of your product sales and services you provide to your customers. Tell us and revise in future filings to distinguish for the reader the nature of the services you provide on a net basis.

8. We note from your disclosures that certain arrangements with customers require you to record revenue on a net basis as commissions earned. In this regard, because commissions and fees earned from activities reported net are service revenues, tell us and revise in future filings, if separate presentation in the income statement of revenues from the sale of products and revenue from the provision of services and related costs of revenues would be required under Regulation S-X, Rule 5-03(b)(1).

9. Consider in future filings providing disclosure of gross transaction volume for those revenues reported net since it is useful to users of financial statements. Such disclosure would be recommended in the notes to the financial statements and/or included in MD&A.

10. You state that premium payments are recognized either up-front or over time based on an assessment of their recoverability and that you account for these incentives under EITF 01-09. Please tell us and revise your disclosure here and within your critical accounting policies section in MD&A in future filings to discuss the nature of these premium payments and clarify for the reader your basis in GAAP for recognizing these payments either up-front or over time based upon the assessment of recoverability.

Note 10.  Income Taxes, page 53

11. We note that you have established a contingency reserve for income taxes and you assess such reserves and adjust as necessary. Revise this note in future filings to disclose the nature and amount of the reversal to this reserve and the impact on your effective tax rate for fiscal year 2005. Consider including such explanation in your MD&A discussion to the extent necessary for an understanding of the changes in your effective tax rates for the periods being compared.

Note 14.  Restructuring, page 59

12. We note for the periods presented in your 2005 Form 10-K that you continue to initiate and approve restructuring plans. In addition to our comments pertaining to your MD&A noted above, please provide the required disclosures by exit or disposal activity in future filings.
For instance, please disclose a description for each of the exit or disposal activity plans, including the facts and circumstances leading to the expected activity and expected completion date of your activity (refer to paragraph 20 (b) of SFAS 146). Also, include the total amount expected to be incurred in connection with each activity, the amount incurred in the respective periods presented, and the cumulative amounts incurred to date. These disclosures should be included in any subsequent period until the activity is completed. Refer to the guidance in SAB Topic 5-P (4) and paragraph
20 of SFAS 146.

Note 19. Quarterly Consolidated Financial Data (Unaudited), page
67

13. You disclose that during fourth quarter of 2005, you recorded a credit of approximately $9 million to expense as a result of a change in estimate in connection with your employee health insurance accrual. Tell us and revise in future periods to include a description of the change in estimate and the effect on income from continuing operations, net income and related per-share amounts. Refer to the guidance in paragraph 22 of SFAS154.

Exhibit 12.1  Computation of Ratios of Earnings to Fixed Charges

14. Please revise in future filings to include the computation of the ratio of earnings to fixed charges for the past five years. Refer to
Item 503(d) and paragraph (b)(12) of Item 601 of Regulation S-K.

Form 10-Q for the Quarter Ended November 25, 2005

Notes to Condensed Consolidated Financial Statements, page 6

Note 13. Restructuring and Impairment, page 19

15. You disclose that during the quarterly period ended November
30,
2005 total estimated restructuring charges under the plan approved in
April 2005 was further reduced from $80-95 million to $55-$65 million due to lower estimated severance charges resulting from new business opportunities. Tell us and revise in future filings to discuss in detail management`s plan to accomplish the significant cost reductions.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
551-
3639 or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.


      							Sincerely,



								Michele Gohlke
								Branch Chief



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Solectron Corporation
Mr. Paul Tufano
March 2, 2006
Page 1